January 29, 2009

VIA EDGAR AND HAND DELIVERY

Re:  Invitel Holdings A/S

Registration Statement on Form F-4/A (File No. 333-155788)

Acceleration Request

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Paul Fischer, Staff Attorney

Ladies and Gentlemen:

Invitel Holdings A/S (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-4/A (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern time on February 2, 2009 or as soon thereafter as practicable.

The Company hereby acknowledges the following matters:

(1)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

(2)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing referenced above effective, it does not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Michael Wolfson of Simpson Thacher & Bartlett LLP, at (011-44-207-275-6580).

Very truly yours,

Invitel Holdings A/S

By:	/s/ Peter T. Noone
Name: Peter T. Noone
Title: Authorized Signatory